SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 23, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis announces 20% average reduction in price of malaria drug Coartem® to further accelerate access in malaria-endemic regions

•      Malaria affects 300 to 500 million people every year and is the biggest killer of children in Africa – every 30 seconds a child dies of malaria(1),(2)

•      Coartem, a highly-effective artemisinin-based fixed-dose combination, produces cure rates up to 95%(3),(4)

•      Since 2001, Novartis has provided more than 160 million treatments without profit to those most in need

•      Price reduction made possible through efficiency gains in producing Coartem

Basel, April 23, 2008 - Novartis has announced a 20% average reduction in the price of Coartem® tablets (artemether/lumefantrine 20 mg/120 mg), the state-of-the-art artemisinin-based combination treatment (ACT) for malaria. Starting this Friday, which is World Malaria Day, this price reduction will increase access to Coartem for millions of malaria patients, especially children in low income regions of Africa.

Malaria is a devastating disease that affects 300 to 500 million people each year and causes nearly a million deaths annually(1). Its toll is heaviest among young children and adolescents in Africa, where it is estimated that a child dies of malaria every 30 seconds(2). In addition to being Africa’s leading childhood killer, malaria also devastates families by causing the deaths of an estimated 10,000 mothers each year(5).

In a unique public-private collaboration with international organizations, Novartis provides Coartem to the public sector without profit. Since 2001, Novartis has supplied more than 160 million treatments to malaria-endemic countries.

To ensure a dependable supply of Coartem and to meet rising demand, Novartis has invested heavily to expand production capacity at state-of-the-art facilities in China and the United States. The recent efficiency increases in producing Coartem mean that the public sector price can now be reduced by an average of 20% compared to the 2007 price.

“We are pleased that Novartis is able to significantly reduce the price of Coartem which will further improve access to Coartem for patients in developing countries, helping to save even more lives. To date our ability to reliably supply significant quantities of our medicines has helped us save approximately 450,000 lives,” said Dr. Daniel Vasella, chairman and CEO of Novartis. “The effectiveness of Coartem made it the leading ACT medicine in malaria-endemic countries.”

The price reduction applies to all Coartem dosages including those for children and adolescents, who account for nearly 75% of patients taking Coartem. With the new lower price of USD 0.37 for children’s doses*, countries will now be able to treat many more children than before.

Coartem, the only fixed-dose ACT that has been approved by a stringent, internationally-recognized health authority, is indicated for the treatment of acute uncomplicated falciparum malaria, the most dangerous form of malaria. Coartem is highly effective and well-tolerated, providing cure rates of up to 95% even in areas of multi-drug resistance(3),(4). Combining two or more malaria drugs has the potential to prevent or delay the development of resistance.

Disclaimer

This release contains certain forward-looking statements that can be identified by the use of forward-looking terminology, such as “to further accelerate,” “will,” “potential,” or similar expressions, or by express or implied discussions regarding Novartis’ ability to satisfy Coartem production requirements in 2008 or the future. Such forward looking statements reflect the current views of the Company regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause the actual results with Coartem to be materially different from any future results, performance, or achievements expressed or implied by such statements. There can be no guarantee that Novartis will be able to achieve any particular level of Coartem production in the future. Any such results can be affected by, among other things, uncertainties regarding the timeliness of the orders to be placed for Coartem by the ordering countries, uncertainties regarding the ability to obtain the necessary raw materials, uncertainties relating to the performance of our suppliers, uncertainties relating to regulatory actions or government regulation generally, including Good Manufacturing Practices Regulations, as well as factors discussed in the Company’s Form 20-F filed with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on growth areas in healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 98,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis was named a Super Sector Leader by the Dow Jones Sustainability Index (DJSI) in 2007. In the same year, 66 million patients around the world benefited from Novartis programs valued at USD 937 million. These initiatives range from drug donation and research programs to combat neglected diseases like malaria, tuberculosis and leprosy in developing nations, to patient assistance

* For children up to 15kg

programs that help cancer patients receive the most innovative and effective treatments available. For further information, please consult http://www.novartis.com.

References

(1)          Children and Malaria. World Health Organization Roll Back Malaria Web site. Available at: http://www.rbm.who.int/cmc_upload/0/000/015/367/RBMInfosheet_6.pdf. Accessed April 10, 2008.

(2)          Malaria Fact Sheet. World Health Organization Website. Available at: http://www.who.int/mediacentre/factsheet/fs094/en/. Accessed April 9, 2008

(3)          van Vugt M, Looareesuwan S, Wilairatana P, et al. Artemether-lumefantrine for the treatment of multidrug-resistant falciparum malaria. Trans R Soc Trop Med Hyg 2000; 94: 545-548.

(4)          Lefèvre G, Looareesuwan S, Treeprasertsuk S, et al. A clinical and pharmacokinetic trial of six doses of artemether-lumefantrine for multidrug-resistant Plasmodium falciparum malaria in Thailand. Am J Trop Med Hyg 2001;64: 247-256.

(5)          Malaria in Pregnancy. World Health Organization Roll Back Malaria Web site. Available at: http://www.who.int/malaria/malariainpregnancy.html. Accessed November 7, 2005.

# # #

Novartis Media Relations

Beatrix Benz Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 618 7748 (mobile) beatrix.benz@novartis.com	Peter Shelby Novartis Pharma Communications + 41 61 324 4470 (direct) + 41 79 597 6353 (mobile) peter.shelby@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Ruth Metzler-Arnold	+41 61 324 9980
Katharina Ambuehl	+41 61 324 5316	North America Office
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456

Isabella Zinck	+41 61 324 7188

Central phone no:	+41 61 324 7944

Fax no:	+41 61 324 8444	Fax no:	+1 212 830 2405

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: April 23, 2008	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting